

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

December 20, 2017

<u>Via E-mail</u>
Mr. Robert A. Ramirez
Executive Vice President, Finance and Chief Financial Officer
The Hackett Group, Inc.
1001 Brickell Bay Drive, Suite 3000
Miami, Florida 33131

     Re: The Hackett Group, Inc.
               Form 10-K for the fiscal year ended December 30, 2016
               Filed March 10, 2017
               File No. 333-48123

Dear Mr. Ramirez:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

               Sincerely,

               /s/ Mark A. Rakip

               Mark Rakip
               Staff Accountant
               Office of Real Estate and
                 Commodities